AMERICAN BONANZA GOLD CORP.

ANNUAL GENERAL MEETING OF SHAREHOLDERS
MANAGEMENT PROXY CIRCULAR
as at May 4, 2006 unless otherwise indicated

This Management Proxy Circular is furnished to the common shareholders (“Shareholders”) by the management of AMERICAN BONANZA GOLD CORP. (the “Corporation”) in connection with the solicitation of proxies to be voted at the Annual General Meeting of the Shareholders to be held on Friday, June 9, 2006 and at any adjournment thereof, at the time and place and for the purposes set out in the Notice of Meeting.

MANAGEMENT SOLICITATION AND APPOINTMENT OF PROXIES

The persons named in the accompanying form of proxy are nominees of the Corporation’s management. A Shareholder has the right to appoint a person (who need not be a Shareholder) to attend and act for and on the Shareholder’s behalf at the Meeting other than the persons designated as proxyholders in the accompanying form of proxy. To exercise this right, the Shareholder must either:

(a)	on the accompanying form of proxy, strike out the printed names of the individuals specified as proxyholders and insert the name of the Shareholder’s nominee in the blank space provided; or

(b)	complete another proper form of proxy.

To be valid, a proxy must be dated and signed by the Shareholder or by the Shareholder’s attorney authorized in writing. In the case of a corporation, the proxy must be signed by a duly authorized officer of or attorney for the corporation.

The completed proxy, together with the power of attorney or other authority, if any, under which the proxy was signed or a notarially certified copy of the power of attorney or other authority, must be delivered to Computershare Trust Company of Canada by mail or fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or any adjournment thereof.

REVOCATION OF PROXIES

A Shareholder who has given a proxy may revoke it at any time before the proxy is exercised:

(a)	by an instrument in writing that is:

	(i)	signed by the Shareholder, the Shareholder’s attorney authorized in writing or, where the Shareholder is a corporation, a duly authorized officer or attorney of the corporation; and

(ii)

delivered to Computershare Trust Company of Canada by mail, Proxy Department, 100 University Avenue, 9th floor, Toronto, Ontario M5J 2Y1 or by fax: Within North America: 1-866-249-7775 Outside North America: 1-416-263-9524, no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof; or

(b)	in any other manner provided by law.

VOTING OF SHARES AND PROXIES AND EXERCISE OF DISCRETION BY
PROXYHOLDERS

Voting By Show of Hands

Voting at the Meeting generally will be by a show of hands, with each Shareholder or proxyholder present in person being entitled to one vote for each common share held or represented by proxy.

Voting By Poll

Voting at the Meeting will be by poll only if a poll is:

(a)	requested by a Shareholder present at the Meeting in person or by proxy;

(b)	directed by the Chairperson; or

(c)	required by law.

On a poll, each Shareholder and each proxyholder will have one vote for each common share held or represented by proxy.

Approval of Resolutions

To approve a motion for an ordinary resolution, a simple majority of the votes cast in person or by proxy will be required.

Exercise of Discretion by Proxyholders

A Shareholder may indicate the manner in which the persons named in the accompanying form of proxy are to vote with respect to a matter to be acted upon at the Meeting by marking the appropriate space. If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy.

If the Shareholder specifies a choice in the proxy with respect to a matter to be acted upon, then the shares represented will be voted or withheld from the vote on that matter accordingly. If no choice is specified in the proxy with respect to a matter to be acted upon, the proxy confers discretionary authority with respect to that matter upon the proxyholder named in the accompanying form of proxy. It is intended that the proxyholder named by management in the accompanying form of proxy will vote the shares represented by the proxy in favour of each matter identified in the proxy and for the nominees of the Corporation’s Board of Directors for directors and auditor.

The accompanying form of proxy also confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the Meeting. As of the date of this Management Proxy Circular, management of the Corporation is not aware of any such amendments or variations, or any other matters, that will be presented for action at the Meeting other than those referred to in the accompanying Notice of Meeting. If, however, other matters that are not now known to management properly come before the Meeting, then the persons named in the accompanying form of proxy intend to vote on them in accordance with their best judgment.

SOLICITATION OF PROXIES

It is expected that solicitations of proxies will be made primarily by mail and possibly supplemented by telephone or other personal contact by directors, officers and employees of the Corporation without special compensation. The Corporation may reimburse Shareholders’ nominees or agents (including brokers holding shares on behalf of clients) for the costs incurred in obtaining authorization to execute forms of proxy from their principals. The costs of solicitation will be borne by the Corporation.

VOTING BY NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

The following information is of significant importance to shareholders who do not hold common shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Corporation as the registered holders of common shares).

If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in the shareholder’s name on the records of the Corporation. Such common shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In the United States, the vast majority of such common shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

If you are a Beneficial Shareholder:

You should carefully follow the instructions of your broker or intermediary in order to ensure that your common shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the Proxy provided to registered shareholders by the Corporation. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services (“ADP”) in the United States and in Canada. ADP mails a voting instruction form in lieu of a Proxy provided by the Corporation. The voting instruction form will name the same persons as the Corporation’s Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Corporation), other than the persons designated in the voting instruction form, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed voting instruction form must then be returned to ADP by mail or facsimile or given to ADP by phone or over the internet, in accordance with ADP’s instructions. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. If you receive a voting instruction form from ADP, you cannot use it to vote common shares directly at the Meeting - the voting instruction form must be completed and returned to ADP, in accordance with its instructions, well in advance of the Meeting in order to have the common shares voted.

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of your broker, you, or a person designated by you, may attend at the Meeting as proxyholder for your broker and vote your common shares in that capacity. If you wish to attend at the Meeting and indirectly vote your common shares as proxyholder for your broker, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the voting instruction form provided to you and return the same to your broker in accordance with the instructions provided by such broker, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend at the Meeting and vote your common shares.

There are two kinds of beneficial owners – those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners). Up until September 2002, issuers (including the Directors and Officers of the Corporation) had no knowledge of the identity of any of their beneficial owners including NOBOs. Subject to the provision of National Instrument 54-101, Communication with Beneficial Owners of Securities of Reporting Issuers, however, after September 1, 2002 issuers could request and obtain a list of their NOBOs from intermediaries via their Transfer Agents. Prior to September 1, 2004 issuers could obtain this NOBO list and use it for specific purposes connected with the affairs of the Corporation except for the distribution of proxy-related materials directly to NOBOs. This was stage one of the implementation of the Instrument. Effective for shareholder meetings taking place on or after September 1, 2004 issuers can obtain and use this NOBO list for distributions of proxy-related materials directly (not via ADP) to NOBOs. This is stage two of the implementation of the Instrument.

This year, the Corporation has decided to take advantage of those provisions of National Instrument 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form (“VIF”) from the Corporation’s Transfer Agent, Computershare Trust Company of Canada (“Computershare”). These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile. In addition, Computershare provides both telephone and internet voting as described on the VIF itself which contain complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs the receive.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of common shares without par value, of which 85,828,977 are issued and outstanding on the record date. The Corporation is also authorized to issue an unlimited number of Class A preferred shares without par value, of which none have been issued. The Board of Directors has fixed May 4, 2006 as the record date for Shareholders of the Corporation who are listed on its Register of Shareholders to be entitled to receive notice of and to attend and vote at the

Meeting or any adjournment of the Meeting. The holders of common shares entitled to vote at the Meeting are entitled to one vote for each common share held as at the record date.

To the knowledge of the directors or senior officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to the Corporation’s issued and outstanding common shares, as at the date hereof.

PRESENTATION OF FINANCIAL STATEMENTS

The audited financial statements of the Corporation for the year ended December 31, 2005, together with the report of the auditors thereon, will be placed before the Meeting. A copy of the Corporation’s 2005 Annual Report may be obtained by a Shareholder upon request without charge from the Corporation, at Suite 305 – 675 West Hastings Street, Vancouver, British Columbia V6B 1N2.

APPOINTMENT OF AUDITORS

The Board of Directors of the Corporation recommend the appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation to hold office until the next Annual General Meeting of Shareholders at a remuneration to be fixed by the Board of Directors. KPMG LLP Chartered Accountants, were first appointed as auditors of the Corporation March 25, 2005. Tony M. Ricci Inc., Chartered Accountant was the Auditor for American Bonanza Gold Mining Corp. from 2002 to 2005.

The persons named in the enclosed form of proxy, unless directed by the Shareholder completing the proxy to abstain from doing so, intend to vote for the appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation to hold office until the next Annual General Meeting of Shareholders at a remuneration to be fixed by the Directors of the Corporation.

ELECTION OF DIRECTORS

The persons named below are the nominees of management for election as directors. Each director elected will hold office until his successor is elected or appointed, unless his office is earlier vacated under any of the relevant provisions of the Articles of the Corporation or the Business Corporations Act (British Columbia). It is the intention of the persons named as proxyholders in the enclosed form of proxy to vote for the election to the Board of Directors the persons named below. The management of the Corporation does not contemplate that any of such nominees will be unable to serve as a director; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, PROXIES IN FAVOUR OF MANAGEMENT DESIGNEES WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN HIS PROXY THAT HIS SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

The following table sets out the name of each of the persons proposed to be nominated for election as a director and the name of each of the persons whose term of office, if elected, shall continue after the Annual General Meeting; all positions and offices in the Corporation presently held by that person; that person’s principal occupation at present and during the preceding five years; the period(s) during which that person has served as a director; and the number of shares of the Corporation that that person has advised are beneficially owned by him or her, directly or indirectly, or over which control or direction is exercised.

Name of Nominee; Current Position with the Corporation and Province or State and Country of Residence	Occupation, Business or Employment	Period as a Director of the Corporation	Common Shares Beneficially Owned or Controlled(5)
Brian P. Kirwin(4) President, Chief Executive Officer and Director Nevada, United States	Chairman and CEO of American
Bonanza Gold Corp. since March
2005; Chairman and CEO of
American Bonanza Gold Mining Corp.
December 2000 to March 2005;
President of Bonanza Gold Inc. June
2000 to December 2000; Vice-
President, Exploration of Vengold,
	May 1996 to June 2000	March 25, 2005	common shares: 1,628,119
Giulio T. Bonifacio(4) Executive Vice President, Chief Financial Officer and Director British Columbia, Canada	Executive Vice President and Chief
Financial Officer of American
Bonanza Gold Corp. since March
2005; Executive Vice President and
Chief Financial Officer of American
Bonanza Gold Mining Corp. July 2001
to March 31, 2005; Vice President,
Finance and Secretary of itemus inc.
from February 2000 to June 2001;
Vice President, Finance, Treasurer and
Secretary of Vengold Inc., from 1994
	until February 2000	March 25, 2005	common shares: 1,045,930
Robert McKnight(1) (2) (3) Director British Columbia, Canada	Vice President, Corporate
Development & Chief Financial
Officer of Yukon Zinc Corporation,
Pacifica Resources Ltd. and
StrataGold Corporation since February
2004; Manager, Financial Services,
AMEC Americas Ltd, September 2003
to January 2004; President, Finisterre
Holdings Inc., a private company,
	1996 to Present	March 25, 2005	common shares: Nil
Ronald Netolitzky(1) (2) (4) Director British Columbia, Canada	Chairman, Viceroy Exploration Ltd.
since April 2003; past President of
Bonanza March 2003 to December
2003; Chairman, Viceroy Resource
Corporation from October 1996 to
November 2002; Chairman of
Consolidated Trillion Resources Ltd.
	from January 1999 to December 2003	March 25, 2005	common shares: Nil

Name of Nominee; Current Position with the Corporation and Province or State and Country of Residence	Occupation, Business or Employment	Period as a Director of the Corporation	Common Shares Beneficially Owned or Controlled(5)
Donald Lay(3) Director British Columbia, Canada	Chief Executive Officer of Contec
Innovations Inc. from June 2005 to
present; previously Director and
Partner, One Degree Capital
Corporation from November 2000 to
June 2005; Manager, Investor
Relations, Forbes Medi-Tech Inc.
(TSE) from January 1998 to March
2000, a pharmaceutical company;
Managing Director, Portfolio Partners
Capital Corp. from September 1994 to
December 1997, a private investment
	company.	March 25, 2005	common shares: 252,600
James F. Bagwell(1) (2) Director Florida, United States	Principal of Global Services Group specializing in formation and management of international business trusts since June 1998	March 25, 2005	common shares: 90,000
Carl Ravinsky(3) Director Quebec, Canada	Lawyer, Partner of Desjardins Ducharme Stein Monast, Montreal, Quebec since August 6, 2004 and prior to that a partner at a Montreal law firm	March 25, 2005	common shares: 369,700
Notes:
(1)	Member, Audit Committee
(2)	Member, Compensation Committee
(3)	Member, Corporate Governance Committee
(4)	Member, Nomination Committee
(5)	This information has been furnished by the respective individuals as at May 4, 2006

Corporate Cease Trade Orders or Bankruptcies

Except as disclosed in this Management Proxy Circular and below, none of the persons proposed as directors of the Corporation:

a)

is, at the date of this Management Proxy Circular, or has been, within 10 years before the date of this Management Proxy Circular, a director or executive officer of any company that, while that person was acting in that capacity:

(i)

was the subject of a cease trade or similar order, or an order that denied the other issuer relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days,

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the Corporation being the subject of the cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days, or

(iii)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or

b)

has, within the 10 years before the date of this Management Proxy Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the such person.

EXECUTIVE COMPENSATION

Compensation Tables

The following table sets out all compensation paid in respect of the individuals who were, at December 31, 2005, the Corporation’s Chief Executive Officer, Chief Financial Officer, and the Corporation’s three most highly compensated executive officers (the “Named Executive Officers”) as defined under British Columbia securities laws whose total salary and bonus exceeded Cdn.$150,000 during the periods indicated.

SUMMARY COMPENSATION TABLE

Name and Principal Position at December 31, 2005	Year	Annual Compensation			Long Term Compensation			All Other Compen- sation US$
					Awards		Payments
		Salary US$	Bonus US$	Other US$	Securities Under Options Granted #	Shares or Units Subject to Resale Restrictions $	LTIP Payments US$
Brian Kirwin President and Chief Executive Officer	2005 2004(1) 2003(1)	165,000 165,000 Nil	50,000 125,000 Nil	Nil Nil 120,000	851,250 Nil 681,250	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Giulio Bonifacio Executive Vice President and Chief Financial Officer	2005 2004(1) 2003(1)	150,000 150,000 Nil	25,000 50,000 Nil	Nil Nil 111,300	801,250 Nil 656,250	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Joe Kircher Vice President, Exploration	2005 2004(1) 2003(1)	144,000 96,000 Nil	Nil Nil Nil	Nil Nil Nil	500,000 250,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Note:
(1)	The Named Executives were compensated by American Bonanza Gold Mining Corp. prior to the Plan of Arrangement between American Bonanza Gold Mining Corp. and International Taurus Resources Inc.

Options to Purchase Securities

The following table sets out all options granted to the Named Executive Officers during the most recently completed financial year.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Number of Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Brian Kirwin President and Chief Executive Officer	851,250	27.8%	0.43	366,038	May 5, 2010
Giulio Bonifacio Executive Vice President and Chief Financial Officer	801,250	26.1%	0.43	344,538	May 5, 2010
Joe Kircher Vice President, Exploration	500,000	16.3%	0.43	215,000	May 5, 2010

The following table sets out the aggregate options exercised by the Named Executive Officers during the most recently completed financial year and the aggregate financial year-end value of unexercised options.

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED
FINANCIAL YEAR AND FINANCIAL YEAR END OPTION/SAR VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized on the Date of Exercise ($)	Unexercised Options at Year End (#) Exercisable/ Unexercisable	Value of Unexercised in the Money Options at Year End(1) ($) Exercisable/ Unexercisable
Brian Kirwin President and Chief Executive Officer	Nil	Nil	2,122,500 / 570,337	$ 84,378 / $ 79,847
Giulio Bonifacio Executive Vice President and Chief Financial Officer	Nil	Nil	1,970,000 / 536,837	$ 66,768 / $ 75,157
Joe Kircher Vice President, Exploration	Nil	Nil	750,000 / 417,500	$ 23,100 / $ 46,900
Note:
(1)

In the Money Options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price. The closing market price of the Corporation’s common shares on the TSX as at December 31, 2005 (i.e. fiscal year end) was $0.57.

Termination of Employment, Change in Responsibilities and Employment Contracts at December 31, 2005

The Corporation’s wholly owned subsidiary, American Bonanza Gold Mining Corp. entered into an employment agreement with Mr. Brian P. Kirwin effective April 1, 2003, pursuant to which he would act as the Corporation’s President and Chief Executive Officer. The agreement provides that Mr. Kirwin currently receives an annual base salary of U.S.$165,000, reviewed annually by the Board of Directors, and is eligible to receive a performance bonus based on the achievement of specific objectives. If Mr. Kirwin’s employment is terminated without cause, or any change in effective control of the Corporation occurs he will receive an amount equal to three years’ salary and benefits.

The Corporation’s wholly owned subsidiary, American Bonanza Gold Mining Corp. entered into an employment agreement with Mr. Giulio T. Bonifacio effective April 1, 2003, pursuant to which he would act as the Corporation’s Executive Vice President and Chief Financial Officer. The agreement provides that Mr. Bonifacio currently receives an annual base salary of U.S.$150,000, reviewed annually by the Board of Directors, and is eligible to receive a performance bonus based on the achievement of specific objectives. If Mr. Bonifacio’s employment is terminated without cause, or any change in effective control of the Corporation occurs he will receive an amount equal to three years’ salary and benefits.

Compensation of Directors

The Board of Directors has resolved that, in addition to reimbursement for ordinary and necessary out of pocket expenses incurred in fulfillment of their duties, each non-executive Director shall receive $15,000 per annum.

The independent members of the Board of Directors have received incentive stock options and may receive options in the future from time to time in accordance with policies of the Toronto Stock Exchange (“TSX”) and the Corporation’s Incentive Stock Option Plan. Currently, new independent directors receive 75,000 stock options upon appointment. Existing independent directors may from time to time receive additional stock options.

Composition of the Compensation Committee and Report on Executive Compensation

The Compensation Committee currently consists of Mr. James Bagwell, Mr. Ronald Netolitzky and Mr. Robert McKnight, all of whom are unrelated directors.

The Compensation Committee is responsible for establishing management compensation based on Board evaluation of management performance. It is the responsibility of the Committee to ensure management compensation is competitive to enable the Corporation to continue to attract talented individuals. The Chief Executive Officer meets with the Compensation Committee annually to receive their recommendations. All final decisions require Board approval.

It is the policy of the Corporation to compensate its management, including the Chief Executive Officer, for performance using three forms of remuneration: base salary, cash bonus and stock option grants. Base salary is determined largely by reference to market conditions, following a review of comparable compensation packages for the position, together with an assessment of the responsibility and experience required for the position to ensure that it reflects the contribution expected from each member of management. Annual incentive cash and stock option awards will provide the opportunity for cash compensation and enhanced share value based upon exceptional individual and departmental performance, and the overall success of the Corporation in any given year. Information regarding comparable salaries and overall compensation is derived from the knowledge and experience of the members of the Committee and from certain public information.

Performance Graph

The common shares of the Corporation currently trade on the TSX under the symbol “BZA”. The common shares of the Corporation were listed on the TSX Venture Exchange before the Plan of Arrangement among American Bonanza Gold Mining Corp., International Taurus Resources Inc. and Fairstar Explorations Inc. (full disclosure of the Plan of Arrangement can be found on www.sedar.com). On March 31, 2005, the Corporation’s shares were listed and posted for trading on the TSX.

The following chart compares the total cumulative shareholder return for $100 invested in common shares of the Corporation on December 31, 2000 with the cumulative total return of the S&P/TSX Small Cap Total Return Index for the period from December 31, 2000 to December 31, 2005. The Common share performance as set out in the graph does not necessarily indicate future price performance

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No director, senior officer or executive officer, nor any proposed nominee for director, nor any associate of any of them, has been indebted to the Corporation at any time during the previous fiscal year.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as described herein, no director, nominee for director, senior officer or principal Shareholder of the Corporation, or any associate or affiliate of such person, has any material interest, direct or indirect, in any material transaction since the commencement of the Corporation’s last financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries. See also “Executive Compensation”.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Corporation, no management nominee for election as a director of the Corporation, none of the persons who have been directors or senior officers of the Corporation since the commencement of the Corporation’s last completed financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting.

MANAGEMENT CONTRACTS

The management functions of the Corporation are performed by the Corporation’s directors and senior officers and the Corporation has no management agreements or arrangements under which such management functions are performed by persons other than the directors and senior officers of the Corporation.

CORPORATE GOVERNANCE DISCLOSURE

The following Corporate Governance Disclosure meets the requirements of National Instrument 58-101 – Disclosure of Corporate Governance Practices, applicable to issuers whose securities are listed on the TSX.

Board of Directors

NP58-201 recommends that boards of directors of reporting issuers be composed of a majority of independent directors. With five of the seven current directors considered independent, the Board of Directors is currently composed of a majority of independent Directors. The five independent Directors are Robert McKnight, Ronald Netolitzky, Donald Lay, James Bagwell and Carl Ravinsky. Brian Kirwin and Giulio Bonifacio are Executive Officers of the Corporation and are therefore not independent directors.

Certain Directors are presently a director of one or more other reporting issuers, as follows:

Name of Director/Officer	Corporation
Robert McKnight	Yukon Zinc Corporation and StrataGold Corporation Pacifica Resources Ltd.
Giulio Bonifacio	Earthworks Industries Inc. Mesa Uranium Corp.
Brian Kirwin	Mesa Uranium Corp.
Ronald Netolitzky	Viceroy Exploration Ltd.
Aurcana Corp
Brett Resources Inc.
Canadian Gold Hunter
Eagle Plain Resources Ltd.
Golden Band Resources Inc.
International Uranium Corp.
Strongbow Resources Inc.
Santoy Resources Ltd.
Skeena Resources Limited
Solomon Resources Ltd.

Name of Director/Officer	Corporation
Donald Lay	Medallion Resources Ltd. Contec Innovations Inc.
Carl Ravinsky	FairWest Energy Corporation

There was one in-person meeting and four telephone meetings of the Board during 2005. Directors’ attendance was as follows:

Directors	In-Person Meetings Attended
Robert McKnight	1
Giulio Bonifacio	1
Brian Kirwin	1
Ronald Netolitzky	1
Donald Lay	0
James F. Bagwell	1
Carl Ravinsky	1

(1)

James Bagwell abstained from voting on the May 5, 2005 resolution regarding the settlement of the US$1,000,000 loan facility with Stonegate Management Limited (“Stonegate”) as he acted as an advocate for Stonegate in connection with the settlement.

Additional resolutions were passed during 2005 by telephone Board Meetings and by way of Director’s Resolutions and consented to in writing.

Mandate of the Board of Directors

The Board of Directors of the Corporation manage or supervise the management of the affairs and business of the Corporation pursuant to the powers vested in the Board of Directors by the Business Corporations Act (British Columbia), the Notice of Articles and Articles of the Corporation and all other statutory and legal requirements generally applicable to the directors of a business corporation that is also a “reporting issuer” under applicable securities legislation. Management is responsible for the day-to-day operation of the business and affairs of the Corporation

1.	Director Responsibilities

Oversee Management of the Corporation. The principal responsibilities of the directors are to oversee the management of the Corporation and, in so doing, serve the best interests of the Corporation on behalf of its shareholders. These responsibilities require that the directors attend to the following:

  review and approve on a regular basis, and as the need arises, fundamental operating, financial, and other strategic corporate plans which take into account, among other things, the opportunities and risks of the business;

  evaluate the performance of the Corporation, including the appropriate use of corporate resources;

  evaluate the performance of, and oversee the progress and development of, senior management and take appropriate action, such as promotion, change in responsibility and termination;

  implement senior management succession plans;

  evaluate the Corporation’s compensation programs;

  establish a corporate environment that promotes timely and effective disclosure (including appropriate controls, procedures and incentives), fiscal accountability, high ethical standards and compliance with applicable laws and industry and community standards;

  evaluate the Corporation’s systems to identify and manage the risks faced by the Corporation;

  review and decide upon material transactions and commitments;

  develop a corporate governance structure that allows and encourages the Board to fulfill its responsibilities;

  provide assistance to the Corporation’s senior management, including guidance on those matters that require Board involvement; and

  evaluate the overall effectiveness of the Board and its committees.

Exercise Business Judgment. In discharging their fiduciary duties of care, loyalty and candor, directors are expected to exercise their business judgment to act in what they reasonably and honestly believe to be the best interests of the Corporation and its shareholders free from personal interests. In discharging their duties, when appropriate, the directors normally are entitled to rely on the Corporation’s senior executives and its outside advisors, auditors and legal counsel but also should consider second opinions where circumstances warrant.

Understand the Corporation and its Business. Directors are expected to become and remain informed about the Corporation and its business, properties, risks and prospects.

Establish Effective Systems. Directors are responsible for determining that effective systems are in place for the periodic and timely reporting to the Board on important matters concerning the Corporation. Directors should also provide for periodic reviews of the integrity of the Corporation’s internal controls and management information systems.

Protect Confidentiality and Proprietary Information. Directors are responsible for establishing policies that are intended to protect the Corporation’s confidential and proprietary information from unauthorized or inappropriate disclosure. Likewise, all discussions and proceedings of the Board of Directors must be treated as strictly confidential and privileged to preserve open discussions between directors and to protect the confidentiality of Board discussions.

Board, Committee and Shareholder Meetings. Directors are responsible for attending Board meetings and meetings of committees on which they serve. They must devote the time needed, and meet as frequently as necessary, to properly discharge their responsibilities.

Indemnification. The directors are entitled to indemnification from the Corporation in the circumstances permitted by applicable law and, when available on reasonable terms, directors’ and officers’ liability insurance.

2.	Director Qualification Standards

Independence. The Board will ensure it has at all times at least the minimum number of the members of the Board who meet applicable standards of director independence. For members of the Audit Committee, director independence is to be determined in accordance with those legal and stock exchange independence standards applicable to the Corporation’s Audit Committee. Those standards are appended to the Audit Committee Charter. For other purposes, the Board will, from time to time, establish independence standards that (i) comply with applicable legal and stock exchange requirements and (ii) are designed to ensure that the director does not have, directly or indirectly, a financial, legal or other relationship with the Corporation that would reasonably interfere with the exercise of independent judgment in carrying out the responsibilities of the director.

Size and Skills of Board. The Board believes that a Board comprised of 5 to 9 members is an appropriate size given the Corporation’s present circumstances. The Board also believes that at least three, and preferably more than 50%, of the directors should be independent under the standards currently in effect, of which at least three members must also meet the standards applicable to the Audit Committee. The Board will also consider the competencies and skills that the Board, as a whole, should possess and the competencies and skills of each director.

Other Directorships. The Board does not believe that its members should be prohibited or discouraged from serving on boards of other organizations, and the Board does not propose any specific policies limiting such activities, providing they do not reduce a director’s effectiveness or result in a continuing conflict of interest. However, the Nominating and Governance Committee should take into account the nature of and time involved in a director’s service on other boards in evaluating the suitability of individual directors and in making its recommendations.

Tenure. The Board does not believe it should establish director term limits. Term limits could result in the loss of directors who have been able to develop, over a period of time, significant insight into the Corporation and its operations and an institutional memory that benefits the Board as well as management. As an alternative to term limits, the Nominating and Governance Committee will review each director’s continuation on the Board annually. This will allow each director the opportunity to confirm his or her desire to continue as a member of the Board and allow the Corporation to replace directors where, upon recommendation of the Nominating and Governance Committee, the Board makes a determination in that regard.

Separation of the Offices of Chairman and CEO. The Board intends to select a Chairman of the Board in a manner and upon the criteria that the Board deems appropriate at the time of selection. The Board believes the offices of Chairman of the Board and CEO should not be held by the same persons. At the time of this Information Circular, the Offices of the Chairman and CEO have not been separated.

Selection of New Director Candidates. Except where the Corporation is legally required by contract, law or otherwise to provide third parties with the right to nominate directors, the Nominating and Governance Committee will be responsible for (i) identifying individuals qualified to become Board members, consistent with criteria approved by the Board, (ii) recommending to the Board the persons to be nominated for election as directors at any meeting of shareholders and (iii) recommending to the Board persons to be elected by the Board to fill any vacancies on the Board. The Nominating and Governance Committee’s recommendations will be considered by the plenary board but the recommendations are not binding upon it.

Extending the Invitation to a New Director Candidate to Join the Board. An invitation to join the Board will be extended by the Chairman of the Board when authorized by the Board.

3.	Board Meetings

Selection of Agenda Items. The Chairman of the Board shall propose an agenda for each Board meeting. Each Board member is free to request the inclusion of other agenda items and is generally free to request at any Board meeting the consideration of subjects that are not on the agenda for that meeting, although voting on matters so raised may be deferred to another meeting to permit proper preparation for a vote on an unscheduled matter (emergencies excepted).

Frequency and Length of Meetings. The Chairman of the Board, in consultation with the members of the Board, will normally determine the frequency and length of Board meetings, however, the ultimate power in this regard rests with the plenary Board. Special meetings may be called from time to time as required to address the needs of the Corporation’s business.

Advance Distribution of Materials. Information and data that are important to the Board’s understanding of the business to be conducted at a Board or committee meeting will normally be distributed in writing to the directors reasonably before the meeting (with a goal of 2 to 4 days) and directors should review these materials in advance of the meeting. The Board acknowledges that certain items to be discussed at a Board or committee meeting may be of a very time- sensitive nature and that the distribution of materials on these matters before the meeting may not be practicable.

Meetings of Independent Board Members. The independent members of the Board intend to meet without non-independent directors and members of management, on a periodic basis. As at the date of this Information Circular, the Independent Board Members have not yet met.

4.	Board Committees

Key Committees. The Board will at all times have an Audit Committee, a Compensation Committee and a Nominating and Governance Committee. Each such committee will have a charter that has been approved by the Board The Board may, from time to time, establish or maintain additional committees or subcommittees as it deems necessary.

Committee Charters. The charters of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee will set forth the purposes, goals and responsibilities of the committees. The Board will, from time to time as it deems appropriate, but at least annually, review and reassess the adequacy of each charter and make appropriate changes. Each charter must address those matters required by applicable laws and stock exchange rules.

Assignment of Committee Members. The Nominating and Governance Committee will be responsible for recommending to the Board the persons to be appointed to each committee of the Board. All members of the Audit Committee must meet the independence standards applicable to the Audit Committee. A majority of the members of the Compensation Committee and the Nominating and Governance Committee must be “independent directors” in accordance with the director independence standards, unless the Board should otherwise determine. The Audit,

Compensation and Nominating and Governance Committees will have a minimum of three directors. Other committees shall have at least one member or the minimum number of members required by applicable law and the Corporation’s Articles.

Selection of Agenda Items. Each committee chairman, in consultation with the committee members, will develop the committee’s agenda.

Frequency of Committee Meetings. The chairman of each committee, in consultation with the committee members, will determine the frequency of the committee meetings consistent with any requirements set forth in the committee’s charter. Special meetings may be called by any member from time to time as required to address the needs of the Corporation’s business and fulfill the responsibilities of the committees.

5.	Director’s Access to Management and Independent Advisors

Access to Officers and Employees. All directors have at all reasonable times and on reasonable notice, full and free access to officers and employees of the Corporation. Any meetings or contacts that a director wishes to initiate should normally be arranged though the CEO or the CFO. The directors will use their judgment to ensure that any such contact is not disruptive to the business operations of the Corporation. The directors are normally expected to provide a copy or otherwise inform the CEO of any communication between a director and an officer or employee of the Corporation.

Access to Independent Advisors. The Board and each committee shall have the power to hire and consult with independent legal, financial or other advisors for the benefit of the Board or such committee, as they may deem necessary, without consulting or obtaining the approval of any officer of the Corporation. Such independent advisors may be the regular advisors to the Corporation. The Board or any such committee is empowered, without further action by the Corporation, to cause the Corporation to pay the appropriate compensation of such advisors as established by the Board or any such committee.

6.	Director Compensation

Role of Board and Compensation Committee. The form and amount of director compensation will be recommended by the Compensation Committee and approved by the Board in accordance with the general principles set forth herein and in the Compensation Committee Charter. The Compensation Committee will also conduct an annual review of the compensation of the Corporation’s directors and make recommendations to the Board.

Form of Compensation. The Board believes that directors should be provided with incentives to focus on long-term shareholder value. The Board believes that including equity options as part of director compensation helps align the interest of directors with those of the Corporation’s shareholders.

Amount of Compensation. The Corporation seeks to attract exceptional talent to its Board. Therefore, the Corporation’s policy is to compensate directors competitively relative to comparable companies. The Corporation’s management will, from time to time, present a report to the Compensation Committee comparing the Corporation’s director compensation with that of comparable companies. The Board believes that it is appropriate for the Chairman of the Board and the chairmen of the committees, if not members of management, to receive additional compensation for their additional duties in these positions. Directors who are also employees of the Corporation may receive additional compensation for Board or committee service if they are not already compensated at full industry rates in their capacities as employees.

7.	Director Orientation and Continuing Education

Director Orientation. The Board and the Corporation’s senior management will conduct orientation programs for new directors. The orientation programs will include presentations by management to familiarize new directors with the Corporation’s projects, strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its code of business conduct and ethics, its principal officers, its internal and independent auditors and its outside legal advisors. In addition, the orientation program will include a review of the Corporation’s expectations of its directors in terms of time and effort, a review of the directors’ fiduciary duties and visits to Company headquarters and, to the extent practical, certain of the Corporation’s significant facilities.

Continuing Education. To enable each director to better perform his or her duties and to recognize and deal appropriately with issues that arise, the Corporation will provide the directors with suggestions to undertake continuing director education, the cost of which will be borne by the Corporation.

8.	Management Evaluation and Succession and Executive Compensation

Selection of CEO. The Board selects the Corporation’s CEO in the manner that it determines to be in the best interests of the Corporation. The Board, together with the CEO, will develop a clear position description for the CEO. The board will also develop the corporate goals and objectives that the CEO is responsible for meeting.

Evaluation of Senior Management. The Compensation Committee will be responsible for overseeing the evaluation of the CEO. The Compensation Committee will determine the nature and frequency of the evaluation, supervise the conduct of the evaluation and prepare an assessment of the performance of the CEO, to be discussed with the Board. The Board will review the assessment to ensure that the CEO is providing the best leadership for the Corporation over the long- and short-term. The Compensation Committee will also discuss with the Board the recommendations of the CEO with regards to the compensation of the other members of senior management.

Succession of Senior Management. The Compensation Committee will be responsible for overseeing an annual evaluation of senior management succession planning.

Expectations of Senior Management. The Board will establish, and review on an annual basis, its expectations for senior management generally.

Executive Compensation. Compensation of the CEO must be determined, or recommended to the Board for determination, by the Compensation Committee. The CEO must not be present during voting or deliberations. Compensation for all other members of senior management must be determined, or recommended to the Board for determination, by the Compensation Committee.

9.	Code of Ethics

The Board of Directors, on the recommendation of the Nominating and Corporate Governance Committee, has adopted a Code of Ethics which applies to the employees, officers and directors of the Corporation. The Code of Ethics meets the definition and coverage of a “code of ethics” under Item 16.B of SEC Form 20-F, as amended, and other applicable laws and regulations.

10.	Annual Performance Evaluation of the Board

The Nominating and Governance Committee will oversee an annual self-evaluation of the Board to determine whether it and its committees are functioning effectively. The Nominating and Governance Committee will determine the nature of the evaluation, supervise the conduct of the evaluation and prepare an assessment of the Board’s performance. This evaluation will be discussed by the Board.

11.	Board Interaction with Shareholders, Institutional Investors, the Press, Customers, etc.

The Board believes that the CEO and his or her designees should normally speak for the Corporation. Individual Board members may, from time to time, meet or otherwise communicate with various constituencies that are involved with the Corporation. It is, however, expected that Board members would do so with the knowledge of and, absent unusual circumstances or as contemplated by the committee charters, only at the request of the Corporation’s senior executives.

The Board will give appropriate attention to written communications that are submitted by shareholders and other interested parties, and will respond if and as appropriate. Absent unusual circumstances or as contemplated by the committee charters, the Chairman of the Board monitors communications from shareholders and other interested parties, and will provide copies or summaries of such communications to the other directors as he or she considers appropriate.

12.	Periodic Review of the Corporate Governance Guidelines

The Board will, from time to time, with or without recommendations of the Nominating and Governance Committee, review and reassess the adequacy of these Guidelines and consider any proposed changes.

AUDIT COMMITTEE DISCLOSURE

Information required by Multilateral Instrument 52-110, Audit Committees, is presented in the Corporation’s Form 20-F which is filed on www.sedar.com.

AUDIT COMMITTEE CHARTER

The Corporation’s audit committee is governed by a written charter that sets out its mandate and responsibilities. A copy of the Corporation’s Audit Committee Charter is included with this Information Circular as Schedule A.

ADDITONAL INFORMATION

Additional information relating to the Corporation can be found on SEDAR at www.sedar.com. Shareholders may contact the Corporation at Suite 305, 675 West Hastings Street, Vancouver, British Columbia, V6B 1N2, telephone: 604-688-7523, to request copies of the Corporation’s financial statements and MD&A. Financial information is provided in the Corporation’s comparative financial statements and MD&A for its most recently completed financial year.

BY ORDER OF THE BOARD

“Giulio T. Bonifacio”

Executive Vice President & Director

SCHEDULE “A”

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS OF
AMERICAN BONANZA GOLD CORP.

1.           Purpose: Responsibilities and Authority

The Committee shall carry out its responsibilities under applicable laws, regulations and stock exchange requirements with respect to the employment, compensation and oversight of the Corporation’s independent auditor, and other matters under the authority of the Committee. The Committee also shall assist the Board of Directors in carrying out its oversight responsibilities relating to the Corporation’s financial, accounting and reporting processes, the Corporation’s system of internal accounting and financial controls, the Corporation’s compliance with related legal and regulatory requirements, and the fairness of transactions between the Corporation and related parties. In furtherance of this purpose, the Committee shall have the following responsibilities and authority:

(a)	Relationship with Independent Auditors

	(i)	The Committee shall have the sole authority to recommend to appoint or replace the independent auditor.

(ii)

The appointment or replacement of the auditor shall be confirmed or rejected by the shareholders of the Corporation, or in certain circumstances by the directors of the Corporation, in accordance with the Business Corporations Act (British Columbia).

(iii)

The Committee shall be directly responsible for the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work.

	(iv)	The independent auditor shall report directly to the Committee.

(v)

The Committee shall approve in advance all audit and permitted non-audit services with the independent auditors, including the terms of the engagements and the fees payable. The Committee may delegate to a subcommittee the authority to grant pre- approvals of audit and permitted non-audit services, provided that the decision of any such subcommittee shall be presented to the full Committee at its next scheduled meeting.

	(vi)	At least annually, the Committee shall review and evaluate the experience and qualifications of the lead partner and senior members of the independent auditor team.

	(vii)	At least annually, the Committee shall obtain and review a report from the independent auditor regarding:

		A.	the independent auditor’s internal quality-control procedures;

		B.	any material issues raised by the most recent internal quality-control review, or peer review, of the auditor, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm;

C.	any steps taken to deal with any such issues; and

D.	all relationships between the independent auditor and the Corporation.

(viii)

At least annually, the Committee shall evaluate the qualifications, performance and independence of the independent auditor, including considering whether the auditor’s quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor’s independence.

(ix)

The Committee shall ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit, the concurring partner responsible for reviewing the audit, and other audit partners as required by law.

(x)

The Committee shall consider whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the lead audit partner or even the independent auditing firm itself on a regular basis.

(xi)

The Corporation shall not hire employees or former employees of the independent auditor who were engaged on the Corporation’s account or participated in any capacity in the audit of the Corporation without the approval of the Committee.

(b)	Financial Statement and Disclosure Review.

(i)

The Committee shall review and discuss with management and the independent auditor the annual audited financial statements, including management’s discussion and analysis, and recommend to the Board whether the audited financial statements should be filed with applicable securities regulatory authorities and included in the Corporation’s annual reports, including its annual report on Form 20-F.

(ii)

The Committee shall review and discuss with management (and, to the extent the Committee deems it necessary or appropriate, the independent auditor) the Corporation’s quarterly financial statements, including management’s discussion and analysis, and determine whether such financial statements should be filed with applicable securities regulatory authorities.

(iii)

The Committee shall review and discuss with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of the Corporation’s financial statements, including the independent auditor’s assessment of the quality of the Corporation’s accounting principles, any significant changes in the Corporation’s selection or application of accounting principles, any major issues as to the adequacy of the Corporation’s internal controls and any special steps adopted in light of material control deficiencies.

(iv)

At least annually and prior to the publication of annual audited financial statements, the Committee shall review and discuss with management and the independent auditor a report from the independent auditor on:

A. all critical accounting policies and practices used by the Corporation;

B.

all alternative accounting treatments of financial information that have been discussed with management since the prior report, ramifications of the use of such alternative disclosures and treatments, the treatment preferred by the independent auditor, and an explanation of why the independent auditor’s preferred method was not adopted; and

C.

other material written communications between the independent auditor and management since the prior report, such as any management letter or schedule of unadjusted differences, the development, selection and disclosure of critical accounting estimates, and analyses of the effect of alternative assumptions, estimates or GAAP methods on the Corporation’s financial statements.

(v)

Prior to their filing or issuance, the Committee shall review and discuss with management the Corporation’s Form 20-F report, quarterly and annual financial results, press releases, and other financial press releases, including the use of “pro forma” or “adjusted” non-GAAP information.

(vi)

The Committee shall review and discuss with management the financial information and earnings guidance provided to analysts and rating agencies. Such discussion may be specific or it may be in general regarding the types of information to be disclosed and the types of presentations to be made.

(vii)

The Committee shall discuss with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation’s financial statements.

(c)	Conduct of the Annual Audit. The Committee shall oversee the annual audit, and in the course of such oversight the Committee shall have the following responsibilities and authority:

(i)

The Committee shall meet with the independent auditor prior to the audit to discuss the planning and conduct of the annual audit, and shall meet with the independent auditor as may be necessary or appropriate in connection with the audit.

(ii)

The Committee shall ascertain that the independent auditor is registered and in good standing with the Canadian Public Accounting Board and the U.S. Public Company Accounting Oversight Board and that the independent auditor satisfies all applicable Canadian independence standards, Independence Standards Board Standard No. 1, and SEC Regulation S-X, Section 2-01.

	(iii)	The Committee shall discuss with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit, including

		A.	the adoption of, or changes to, the Corporation’s significant auditing and accounting principles and practices as suggested by the independent auditor, internal auditors or management;

		B.	the management letter provided by the independent auditor and the Corporation’s response to that letter; and

C.

any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.

(iv)

The Committee shall obtain from the independent auditor assurance that the audit was conducted in a manner consistent with Section 10A of the Securities Exchange Act of 1934, as amended (United States) (the “1934 Act”) and that, in the course of conducting the audit, the independent auditor has not become aware of information indicating that an illegal act has or may have occurred or, if such an act may have occurred, that the independent auditor has taken all action required by Section 10A(b) of the 1934 Act.

(v)

The Committee shall make such inquiries to the management and the independent auditor as they deem necessary or appropriate to satisfy themselves regarding the efficacy of the Corporation’s financial and internal controls and procedures and the auditing process.

(d)	Compliance and Oversight.

(i)

The Committee shall meet periodically with management and the independent auditor in separate executive sessions. The Committee may also, to the extent it deems necessary or appropriate, meet with the Corporation’s investment bankers and financial analysts who follow the Corporation.

(ii)

The Committee shall discuss with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation’s financial statements.

(iii)

The Committee shall discuss with management the Corporation’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Corporation’s risk assessment and risk management policies.

(iv)

At least annually and prior to the filing of the Form 20-F, the Committee shall review with management and the independent auditor the disclosure controls and procedures and confirm that the Corporation (with CEO and CFO participation) has evaluated the effectiveness of the design and operation of the controls within 90 days of the date of filing of the Form 20-F report. The Committee also shall review with management and the independent auditor any deficiencies in the design and operation of internal controls and significant deficiencies or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Corporation’s internal controls. As a part of that review, the Committee shall review the process followed in preparing and verifying the accuracy of the CEO and CFO annual certifications required to be included in the Form 20-F Report.

(v)

At least annually and prior to the filing of the Form 20-F report, the Committee shall review with management and the independent auditor, management’s internal control report and assessment of the effectiveness of the internal controls and procedures, and the independent auditor’s report on and attestation to management’s assessment.

[Not applicable prior to July 2005.]

(vi)

The Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

(vii)

The Committee shall discuss with management and the independent auditor any correspondence with regulators or governmental agencies and any employee complaints or reports which raise material issues regarding the Corporation’s financial statements or accounting policies.

(viii)

At least annually, the Committee shall meet with the Corporation’s legal counsel and discuss any legal matters that may have a material impact on the financial statements or the Corporation’s compliance policies.

(ix)	The Committee shall prepare all reports required to be prepared by the Audit Committee under applicable laws, regulations and stock exchange requirements.

(e)	Related Party Transactions.

(i)

The Committee shall review for fairness to the Corporation any proposed transaction, contract or other arrangement between the Corporation (or any of its subsidiaries) and any related party, directly or indirectly, and make recommendations to the Board whether any such transaction, contract or other arrangement should be approved or continued. The foregoing shall not include any compensation payable pursuant to any plan, program, contract or arrangement subject to the authority of the Corporation’s Compensation Committee.

(ii)

As used herein the term “related party” means any officer or director of the Corporation or any subsidiary, or any shareholder holding a greater than 5% direct or indirect financial or voting interest in the Corporation.

2.          Structure and Membership

(a)         Number and qualification. The Committee shall consist of a minimum of three individuals, or such higher number as the Board may from time to time determine. All members of the Committee shall meet the experience and financial literacy requirements of Multilateral Instrument MI 52-110 and the rules of the Toronto Stock Exchange and the American Stock Exchange. At least one member of the Committee shall be a “financial expert” as defined in Section 16.A of Form 20-F. The relevant portions of the foregoing, as of June 30, 2005, are attached to this Charter as exhibits.

(b)        Selection and Removal. Members of the Committee shall be appointed by the Board, upon the recommendation of the Nominating and Corporate Governance Committee. The Board may remove members of the Committee at any time with or without cause.

(c)         Independence. All of the members of the Committee shall be “independent” as required for audit committees by Multilateral Instrument MI 52-110, the rules of the Toronto Stock Exchange, the American Stock Exchange and SEC Rule 10A. The relevant portions of the foregoing, as of June 30, 2005, are attached to this Charter as exhibits.

(d)         Chair. Unless the Board appoints a Chair of the Committee, the Committee shall elect a Chair by majority vote.

(e)         Compensation. The compensation of the Committee shall be as determined by the Board.

(f)         Term. Members of the Committee shall be appointed for one-year terms. Each member shall serve until his or her replacement is appointed, or until he or she resigns or is removed from the Board or the Committee.

3.          Procedures and Administration

(a)         Meetings. The Committee shall meet as often as it deems necessary in order to perform its responsibilities, but not less than quarterly. The Committee shall keep minutes of its meetings and any other records as it deems appropriate.

(b)         Subcommittees. The Committee may form and delegate authority to one or more subcommittees, consisting of at least one member, as it deems appropriate from time to time under the circumstances.

(c)         Reports to the Board. The Committee shall report (orally or otherwise) regularly to the Board following meetings of the Committee with respect to such matters as are relevant to the Committee’s discharge of its responsibilities, and shall report in writing on request of the Chairman of the Board.

(d)         Charter. The Committee shall, at least annually, review and reassess the adequacy of this Charter and recommend any proposed changes to the Board for approval.

(e)         Independent Advisors. The Committee shall have the authority to engage such independent legal and other advisors as it deems or appropriate to carry out its responsibilities. Such independent advisors may be regular advisors to the Corporation. The Committee is empowered, without further action by the Board, to cause the Corporation to pay appropriate compensation to advisors engaged by the Committee.

(f)         Investigations. The Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it deems appropriate, including the authority to request any officer of the Corporation or other person to meet with the Committee and to access all Company records.

(g)         Annual Self-Evaluation. The Committee shall evaluate its own performance at least annually.

4.          Additional Powers

The Committee shall have such other duties as may be delegated from time to time by the Board of Directors.

5.          Limitation of Audit Committee’s Role

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Corporation’s financial statements and disclosures are complete and accurate and are in accordance with GAAP and applicable rules and regulations. These are the responsibilities of management and the independent auditor.